EXHIBIT 99.1
                                                                    ------------


              DESCARTES ANNOUNCES FOURTH QUARTER FINANCIAL RESULTS

WATERLOO, ONTARIO, March 3, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution and logistics sensitive organizations deliver, today announced its financial results for the fourth quarter (Q4FY05) and fiscal year ended January 31, 2005 (FY05). All financial results referenced are determined in accordance with United States Generally Accepted Accounting Principles (GAAP) and are in United States currency.

As described in more detail below, key financial highlights for Q4FY05 include:

o Total expenses $1.8 million lower than the previous quarter (Q3FY05) and significantly lower than total expenses of $33.8 million two quarters ago (Q2FY05);
o Loss reduced by $1.8 million from Q3FY05 and reduced by $21.7 million from Q2FY05;
o Generated positive EBITDA of $1.2 million. EBITDA is a non-GAAP financial measure described in more detail below;
o Significant reduction in days-sales-outstanding (DSOs) to 58 days, down from 68 days in Q3FY05 and down from 82 days in Q2FY05; and
o A $2.4 million increase in cash, cash equivalents and marketable securities since the end of Q3FY05.

Q4FY05 AND FY05 FINANCIAL RESULTS
Total revenues for Q4FY05 were $11.0 million, unchanged from Q3FY05 and compared to $11.1 million in Q2FY05 and $14.4 million in the fourth quarter of the previous fiscal year (Q4FY04). Total expenses for Q4FY05 were $12.0 million, down $1.8 million from Q3FY05, and down significantly from $33.8 million in Q2FY05 and $24.9 million in Q4FY04. This reduction in expenses is principally a consequence of Descartes' Q2FY05 restructuring initiative started in May 2004. The loss per share for Q4FY05 was ($0.02), improved from ($0.07) in Q3FY05, ($0.56) in Q2FY05 and ($0.26) in Q4FY04.

Descartes reported positive EBITDA in Q4FY05 of $1.2 million, compared to an EBITDA loss of ($0.7) million in Q3FY05, ($20.7) million in Q2FY05 and ($8.0) million in Q4FY04. EBITDA is a non-GAAP financial measure (described in more detail below) referenced to show Descartes' progress in aligning its operating expenses to its visible and recurring revenues.

Descartes' aggregate cash, cash equivalents and marketable securities at the end of Q4FY05 were $48.8 million, up $2.4 million from the position at the end of Q3FY05. Cash generated by the business was used to pay $0.7 million of interest on Descartes' outstanding convertible debentures and $0.5 million for restructuring activities.

Descartes' DSOs for Q4FY05 were 58 days, down 10 days from 68 days in Q3FY05, down 24 days compared to 82 days in Q2FY05, and down from 81 days in Q4FY04.

For FY05, total revenues were $46.4 million compared to $59.8 million in FY04. Total expenses were $101.7 million, including $18.2 million in goodwill impairment charges, compared to total expenses of $98.3 million in FY04. The loss per share for FY05 was ($1.36) compared to a loss per share of ($0.84) in FY04.

"Our success in aligning operating expenses with visible and recurring revenues is a reflection of the support we receive from our customers, the results our customers achieve in using our products and the hard work of our dedicated employees," commented Brandon Nussey, Descartes' CFO. "We will continue to manage and operate consistent with this performance within our services business model, while maintaining the flexibility to take advantage of appropriate growth opportunities."

"We are now operating with the results of our customers foremost in our mind," commented Arthur Mesher, Descartes' CEO. "By integrating our products to a common architecture, adopting a services-based go-to-market strategy, and having our most valuable intellectual resources interfacing with customers, we are demonstrating our commitment to helping customers deliver."

ORGANIZATIONAL UPDATE
Descartes also announced the appointment of Vincent Ho as Vice-President and General Manager for Asia Pacific. In his role, Mr. Ho, a software industry veteran who has had senior roles for companies including Dun & Bradstreet Software and Apropos Software, will be primarily responsible for leading Descartes' regional sales and business operations in the Asia-Pacific region - particularly in Korea, Japan and Australia.

CONFERENCE CALL
Company management will discuss these results, business prospects, and future expectations in a live conference call and audio Web cast with the financial community at 8 a.m. ET today, March 3, 2005. Interested parties may listen to the audio Web cast via the Descartes Web site at http://www.descartes.com. Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting reservation number 1932043. An archived replay of the Web cast will also be available through the Descartes Web site at http://www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution and logistics sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

                                       ###

SAFE HARBOR STATEMENT
This release contains forward-looking statements that relate to financial results (including generating EBITDA) and condition and use of cash, positioning of Descartes to deliver results, and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the ability to continue to align operating expenses to visible and recurring revenues; the ability to achieve additional cost reductions on a timely basis; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; global economic, market and political conditions; and other factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.


RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company. One key non-GAAP financial measure is EBITDA. The term "EBITDA" refers to a financial measure that is defined as earnings before interest, taxes, depreciation and amortization. However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income (loss) determined in accordance with GAAP. We have presented EBITDA to provide additional information with respect to Descartes' current operating performance and, in particular, the Company's progress in aligning its operating expenses with its visible and recurring revenues. The table below reconciles EBITDA to loss reported in our unaudited Consolidated Statements of Operations for Q4FY05, Q3FY05, Q2FY05 and Q4FY04, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)                        Quarter ended      Quarter ended     Quarter ended      Quarter ended
                                                Jan. 31, 2005      Oct. 31, 2004     July 31, 2004      Jan. 31, 2004

Loss (as reported on Consolidated                    (1.0)              (2.7)            (22.7)             (10.6)
Statements of Operations)
Adjustments to reconcile to EBITDA:
   Interest expense, net                              0.3                0.3               0.4                0.3
   Income tax expense                                 0.1                0.1               0.1                0.2
   Depreciation expense                               0.7                0.5               0.5                0.8
   Amortization of intangible assets and              1.1                1.1               1.0                1.3
   deferred compensation
                                                    ------             ------           -------             ------
EBITDA                                                1.2               (0.7)            (20.7)              (8.0)
                                                    ======             ======           =======             ======

Contact Information:
Anca Mihaila
Tel: (519) 746-6114, ext. 2238
pr@descartes.com

THE DESCARTES SYSTEMS GROUP INC.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

                                                    -----------      -----------
                                                    January 31,      January 31,
                                                           2005             2004
                                                    -----------      -----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                           17,220           13,187
   Marketable securities                               31,534           34,586
   Accounts receivable
       Trade                                            7,097           12,986
       Other                                            1,008            3,501
   Prepaid expenses and other                           1,325            3,045
                                                     --------         --------
                                                       58,184           67,305

MARKETABLE SECURITIES                                    --             17,279
CAPITAL ASSETS                                          6,966           13,452
LONG-TERM INVESTMENT                                    3,300            3,300
GOODWILL                                                 --             18,038
INTANGIBLE ASSETS                                       4,122            8,264
DEFERRED CHARGES & OTHER ASSETS                          --              1,021
                                                     --------         --------
                                                       72,572          128,659
                                                     ========         ========

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                     1,805            4,743
   Accrued liabilities                                  5,429            3,609
   Deferred revenue                                     2,605            2,860
   Convertible debentures                              26,995             --
                                                     --------         --------

                                                       36,834           11,212
CONVERTIBLE DEBENTURES                                   --             26,995
                                                     --------         --------
                                                       36,834           38,207
                                                     --------         --------

SHAREHOLDERS' EQUITY
Common shares - unlimited shares authorized;
   shares issued and outstanding 40,705,811
   and 40,705,811                                     364,907          364,907
Additional paid-in capital                             81,658           81,667
Unearned deferred compensation                           (193)            (339)
Accumulated other comprehensive income (loss)              93             (387)
Accumulated deficit                                  (410,727)        (355,396)
                                                     --------         --------
                                                       35,738           90,452
                                                     ========         ========
                                                       72,572          128,659
                                                     ========         ========

THE DESCARTES SYSTEMS GROUP INC.
Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP; quarterly data unaudited)

                                                                 ----------------------------------------------------
                                                                              Three Months             Twelve Months
                                                                                     Ended                     Ended
                                                                               January 31,               January 31,
                                                                         2005         2004         2005         2004
                                                                 ----------------------------------------------------
REVENUES                                                               11,029       14,353       46,395       59,785
COST OF REVENUES                                                        4,985        5,130       21,053       19,387
                                                                 ----------------------------------------------------
GROSS MARGIN                                                            6,044        9,223       25,342       40,398
                                                                 ----------------------------------------------------
EXPENSES
   Sales and marketing                                                  2,065       10,782       18,172       31,843
   Research and development                                             1,683        2,917       10,419        9,402
   General and administrative                                           1,960        3,283       14,125       12,365
   Amortization of intangible assets                                    1,006        1,313        4,142        5,339
   Impairment of goodwill                                                 100            -       18,238            -
   Restructuring cost and asset impairment                               (214)       1,018       14,050       18,784
                                                                 ----------------------------------------------------
                                                                        6,600       19,313       79,146       77,733
                                                                 ----------------------------------------------------
LOSS FROM OPERATIONS                                                     (556)     (10,090)     (53,804)     (37,335)
                                                                 ----------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                                                      (419)        (415)      (1,718)      (3,020)
   Investment income                                                      111          171          516        1,245
   Gain on purchase of convertible debentures                               -            -            -          904
                                                                 ----------------------------------------------------
                                                                         (308)        (244)      (1,202)        (871)
                                                                 ----------------------------------------------------
LOSS BEFORE INCOME TAXES                                                 (864)     (10,334)     (55,006)     (38,206)
INCOME TAX EXPENSE - CURRENT                                               95          241          325          287
                                                                 ----------------------------------------------------
LOSS                                                                     (959)     (10,575)     (55,331)     (38,493)
                                                                 ====================================================
LOSS PER SHARE
   Basic and diluted                                                    (0.02)       (0.26)       (1.36)       (0.84)
                                                                 ====================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                                       40,706       40,655       40,706       45,951
                                                                 ====================================================

THE DESCARTES SYSTEMS GROUP INC.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; quarterly data unaudited)

                                                                 ----------------------------------------------------
                                                                        Three Months Ended       Twelve Months Ended
                                                                               January 31,               January 31,
                                                                         2005         2004         2005         2004
                                                                 ----------------------------------------------------
OPERATING ACTIVITIES
Loss                                                                     (959)     (10,575)     (55,331)     (38,493)
Adjustments to reconcile loss to cash provided by (used in)
    operating activities:
    Depreciation                                                          666          794        2,328        2,782
    Amortization of intangible assets                                   1,006        1,313        4,142        5,339
    Impairment of goodwill                                                100            -       18,238            -
    Write-off of redundant assets                                           -            -        5,770            -
    Amortization of convertible debenture costs                            64           65          256          451
    Amortization of deferred compensation                                  34           35          137          171
    Gain on purchase of convertible debentures                              -            -            -         (904)
     Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                         1,238          341        5,889        1,050
          Other                                                           941         (838)       2,493         (682)
       Prepaid expenses and deferred charges                              810          608        1,997         (616)
       Accounts payable                                                (1,231)       3,217       (2,938)         779
       Accrued liabilities                                              (445)        1,562        2,236       (2,446)
       Deferred revenue                                                   343          860         (255)         (63)
                                                                 ----------------------------------------------------
Cash provided by (used in) operating activities                         2,567       (2,618)     (15,038)     (32,632)
                                                                 ----------------------------------------------------
INVESTING ACTIVITIES
    Maturities of marketable securities                                 4,113            -       26,365      132,029
    Sale of marketable securities                                           -            -        8,198            -
    Purchase of marketable securities                                  (2,095)     (29,583)     (14,232)     (30,987)
    Additions to capital assets                                           (68)      (1,905)      (1,060)      (5,744)
    Acquisition of subsidiaries, net of cash acquired                    (100)            -        (200)        (335)
                                                                 ----------------------------------------------------
Cash provided by (used in) investing activities                         1,850      (31,488)      19,071       94,963
                                                                 ----------------------------------------------------

FINANCING ACTIVITIES
    Purchase of convertible debentures, including purchase costs            -            -            -      (43,274)
    Purchase of common shares, including purchase costs                     -            -            -      (27,228)
    Issuance of common shares for cash                                      -          146            -          163
                                                                 ----------------------------------------------------
Cash provided by (used in) financing activities                             -          146            -      (70,339)
                                                                 ----------------------------------------------------
Increase (decrease) in cash and cash equivalents                        4,417      (33,960)       4,033       (8,008)
Cash and cash equivalents at beginning of period                       12,803       47,147       13,187       21,195
                                                                 ----------------------------------------------------
Cash and cash equivalents at end of period                             17,220       13,187       17,220       13,187
                                                                 ====================================================